society.

This is why over 800 individual investors are shareholders in **Ad Fontes Media**. Our growth has been funded over the years in part through Community Rounds on WeFunder, and I'm happy to let you know that we are opening up a new investment window for anyone interested in owning part of our company.

We're looking to fuel our growth as we head into yet another contentious election cycle, because we know the work we do helps reliable journalism thrive and combats misinformation and polarization.

It's critical to our independence as a third-party rater of news that we have both a distributed customer base (with customers ranging from consumers to publishers to ad tech to advertisers) and a diverse shareholder base (with investors from across the political spectrum, job fuctions, and personal backgrounds). It keeps us accountable to every stakeholder in the information ecosystem.

We just opened up this new investment window for reservations on WeFunder last week and we've gotten a great response so far since we are allowing commmunity investors in at the same terms we have previously given to other professional investors. We plan to hold it open for up to 6 weeks or until it fills up.

If you'd like to make a reservation in our round, you can go to WeFunder's home page and look up "Ad Fontes Media" and do so on our campaign page, where you can find terms and details. If you have further questions, feel free to DM me.

Testing the Waters legal disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.